SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X                Form  40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                          No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                          No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated October 20, 2008, entitled “Spreadtrum, Amoi and Desay Jointly Launch the World’s First Commercial TD-HSDPA Residential Gateway.”

Exhibit 99.2:	Press release, dated October 21, 2008, entitled “Spreadtrum Communications Announces Appointment of Dr. Leo Li as President.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: October 27, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated October 20, 2008, entitled “Spreadtrum, Amoi and Desay Jointly Launch the World’s First Commercial TD-HSDPA Residential Gateway.”

Exhibit 99.2:	Press release, dated October 21, 2008, entitled “Spreadtrum Communications Announces Appointment of Dr. Leo Li as President.”

Exhibit 99.1

Spreadtrum, Amoi and Desay Jointly Launch the World’s

First Commercial TD-HSDPA Residential Gateway

October 21, 2008, Shanghai, China – Spreadtrum Communications, Inc. (“Spreadtrum”, Nasdaq: SPRD), Amoi Electronics Co., Ltd (“Amoi”, stock code: 600057) and Desay Electronics (Huizhou) Co., Ltd (“Desay”) today jointly announced the world’s first TD-HSDPA residential gateway for wireless broadband internet access based on Spreadtrum’s SC8800S chip solution.

The TD-HSDPA residential gateway for wireless broadband internet access is a product jointly promoted by the three parties. Amoi’s data card using Spreadtrum’s SC8800S is connected to Desay’s residential gateway device through a USB interface, offering TD-HSDPA wireless broadband internet access to the users. At present, this residential gateway supports not only USB interface (for TD-HSDPA wireless access), but also Wi-Fi interface, fixed line interface RJ11 and LAN interface. Therefore, this product should facilitate the convergence of fixed and mobile communications with the internet. The birth of this TD-HSDPA residential gateway product for wireless broadband internet access also represents the world’s first commercialization of the TD-HSDPA service.

TD-HSDPA is a new member in the HSDPA (high speed downlink packet access) family, which was announced by 3GPP (3rd Generation Partnership Project) to address the need of high-speed data transmission for multimedia service. TD-HSDPA is an extension of TD-SCDMA, supporting uplink synchronization, dynamic channel allocation and other features. As a result, TD-HSDPA provides better support for asymmetric data business.

The TD-HSDPA residential gateway for wireless broadband internet access uses Spreadtrum’s SC8800S chip, a TD-SCDMA/GSM dual-mode baseband chip designed to support HSDPA/EDGE. The SC8800S chip not only includes the same type of high integration as previous Spreadtrum baseband chipsets, but also meets EDGE (EGPRS Class10) standard and offers high-speed HSDPA data transmission rates up to 1.6 Mbps.

Dr. Ping Wu, Chairman and CEO of Spreadtrum said, “We are delighted with this cooperation. As one of China’s leading wireless baseband chipset providers, Spreadtrum is devoted to the evolution of wireless communication and multimedia technology. Spreadtrum offers a comprehensive portfolio of highly-integrated baseband processor solutions from 2G to 3.5G, as well as specialized software, handset development platform, mobile TV and AVS audio/video decoder chips. The TD-HSDPA residential gateway product uses Spreadtrum’s SC8800S chip solution. It once again proves Spreadtrum’s dedication to the development of TD-SCDMA technology and the support to develop 3G network business. As the commercialization of TD-SCDMA progresses, Spreadtrum will focus on designs to improve high-speed services in the wireless communication market while still meeting the basic demands for quality voice communication via mobile phones. We believe that this cooperation not only provides residential customers with a product that supports both fixed line and mobile communication services, but also creates a new cooperation pattern to enhance the further development of TD-HSDPA business.”

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: http://www.spreadtrum.com

About Amoi:

Amoi Electronics Co., Ltd. (hereafter “Amoi”) is mobile service provider which integrates manufacture, R&D and sales of mobile communication devices. Established in 1997, Amoi now owns a staff of more than 6000 and total asset of RMB 3.25 billion. Amoi persists in “Touching your future” and “Delicate” concept and applies most advanced mobile communication technology to fashionable mobile phones. With several years’ accumulation and development, Amoi has grown to be the leader among domestic manufacturers in R&D of 2.5G and 3G mobile phones. Amoi mobile phones such as music phone, GPS phone, smart phone and 3G phone win great favor in the market.

For more information, please refer to:

http://www.amoi.com

http://www.amobile.com.cn

Hotline for Sales and Services: 400-887-5777

About Desay:

Desay Electronics (Huizhou) Co., Ltd. is the key subsidiary under Desay Group. All these years Desay contributes itself to the developing, producing, selling as well as the service of fixed lines, wireless & broadband terminals, etc. Years’ experience already makes Desay the most professional manufacturer for wireless & broadband series.

For further information, please visit http://www.desayele.net.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s belief that the effectiveness of this cooperation in providing residential customers a product supporting both fixed line and mobile communication services and the ability of the new cooperation pattern to advance TD-HSDPA business. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the rate at which the commercial deployment of TD-HSDPA technology will grow, market acceptance of TD-HSDPA residential gateway, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for handsets; the state of and any change in Spreadtrum’s , Amoi’s and Desay’s relationships with their major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, and the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

Spreadtrum Communications

Kathy Zhou

Tel: +86-21-5080-2727

Email: news@spreadtrum.com

Amoi Electronics Co., Ltd

Chao Chen

Tel: +86-0592-6516777

Email: chench@amoi.com.cn

Desay Electronics (Huizhou) Co., Ltd

Hongwei Liu

Tel: +86-0752-2619979

Email: liuhw@desay.com

Exhibit 99.2

Spreadtrum Communications Announces Appointment of Dr. Leo Li

as President

Shanghai, China – October 15, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD) (the “Company”), one of China’s leading wireless baseband chipset providers, today announced that it has appointed Dr. Leo Li as its President. Commenting on the appointment, Dr. Ping Wu, Chairman and CEO, said, “We are delighted to have Leo join us at this important phase of the company’s development. His extensive experience in the wireless industry, in positions ranging from product and business development to general management, will be quite useful as we strive to improve our time to market and product quality and to better serve our customers.”

Dr. Leo Li has more than 21 years of experiences in the wireless communications industry. From 2005 to 2007, Dr. Li served as the CEO of Magicomm Technology Inc., a cell phone product development company. From 2002 to 2005, Dr. Li served as Senior Business Development Director at Broadcom and was responsible for a line of GSM/GPRS/EDGE/WCDMA baseband business. From 1998 to 2002, Dr. Li served as General Manager of Mobile Phone Product and Vice President of Moblink Telecom, a GSM baseband start-up company that was sold to Broadcom in 2002. Prior to 1998, Dr. Li held various senior engineering and program management positions at Rockwell Semiconductors and Ericsson. Dr. Li holds 10 patents in wireless communication systems, RF IC system and circuit designs, and RFID applications.

Dr. Li received a BS degree from the University of Science and Technology of China in Hefei, China; a MS degree from the Institute of Electronics, Chinese Academy of Sciences in Beijing, China; a Ph.D. degree in Electrical Engineering from the University of Maryland in College Park, Maryland, USA; and an MBA degree from the National University in La Jolla, California, USA.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

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